Exhibit 12.1

Mediacom Broadband LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Years ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$57,976	$48,165	$91,729	$17,836	$2,400
Interest expense, net	111,509	112,106	112,474	113,846	120,673
Amortization of capitalized interest	1,556	1,429	1,986	1,148	1,114
Amortization of debt issuance costs	4,345	3,992	3,560	1,856	1,989
Interest component of rent expense(1)	3,189	3,065	2,878	2,859	2,904

Earnings available for fixed charges	$178,575	$168,757	$212,627	$137,545	$129,080

Fixed Charges and Preferred Dividends:
Interest expense, net	$111,509	$112,106	$112,474	$113,846	$120,673
Capitalized interest	2,014	2,136	1,808	2,069	2,045
Amortization of debt issuance cost	4,345	3,992	3,560	1,856	1,989
Interest component of rent expense(1)	3,189	3,065	2,878	2,859	2,904
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$139,057	$139,299	$138,720	$138,630	$145,611

Raito of earnings over fixed charges and preferred dividends	1.28	1.21	1.53		—

Deficiency of earnings over fixed charges and preferred dividends	$—	$—	$—	$(1,085)	$(16,531)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.

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